Exhibit 4

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”) made as of this 24th day of June, 2009 between and among Pantheon China Acquisition Corp. (“Buyer” or “Pantheon”) and the signatories on the execution page hereof (each a “Seller” and collectively the “Sellers”).

WHEREAS, Pantheon was organized for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business that has its principal operations located in the People’s Republic of China (“Business Combination”).

WHEREAS, Pantheon consummated an initial public offering in December 2006 (“IPO”) in connection with which it raised net proceeds of approximately $32.7 million that were placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer and Trust Company (“Continental”) pending the consummation of a Business Combination, or the dissolution and liquidation of Pantheon, in the event it is unable to consummate a Business Combination by December 14, 2008.

WHEREAS, Pantheon, following approval by its stockholders, amended its certificate of incorporation (the “Extension Amendment”), to extend the time in which it must complete a Business Combination before it is required to be liquidated and grant conversion rights to holders of its public common stock in connection with such vote to approve the Extension Amendment.

WHEREAS, in connection with the Extension Amendment, Pantheon entered into a certain Put and Call Option Agreement with Modern Develop Limited (“Modern”), Mark D. Chen and the Sellers, pursuant to which Modern has the right to purchase from the Sellers certain shares of common stock of Pantheon sold in the initial public offering owned by it and the Sellers has the right to sell such shares to Modern (the “Put and Call Agreement”).

WHEREAS, Pantheon, through its wholly owned subsidiary, Pantheon Arizona Corp. (“Pantheon Arizona”), has agreed to acquire (the “Acquisition”) substantially all (93.94%) of the outstanding ordinary shares of China Cord Blood Services Corporation pursuant to certain agreements (the “Transaction Agreements”).

WHEREAS, the approval of the Acquisition is contingent upon, among other things, the affirmative vote of holders of majority of Pantheon’s outstanding shares of common stock which are present and entitled to vote at the meeting.

WHEREAS, pursuant to certain provisions in Pantheon’s certificate of incorporation, a holder of shares of common stock of Pantheon issued in the IPO may, if s/he/it votes against the Acquisition, demand that Pantheon convert such shares into cash (“Conversion Rights”).

WHEREAS, the Acquisition is subject to the exercise of Conversion Rights by holders of less than 20% of the Pantheon shares of common stock issued in the IPO.

WHEREAS, the Sellers have agreed to sell to Buyer and Buyer has agreed to purchase from the Sellers the shares of common stock set forth on the execution page of this Agreement (“Shares”) for the purchase price per share set forth thereon (which is equal to the per Share value of the Trust Account) (“Purchase Price Per Share”) and for the aggregate purchase price set forth thereon (“Aggregate Purchase Price”).

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

1. Purchase. The Sellers hereby sell to Buyer and Buyer hereby purchases from the Sellers at the Closing (as defined in Section 2.1) the Shares at the Purchase Price per Share, for the Aggregate Purchase Price.

2. Agreement not to Convert; Appointment of Attorney in Fact. In further consideration of the Aggregate Purchase Price, provided that the representations and warranties made by Buyer in Section 4.1 hereof are true and correct on the date of the stockholder meeting in connection with the approval of the Acquisition with the same effect as though made on such date and Buyer has complied in all material respects with its obligations set forth in this Agreement through such date, each Seller hereby agrees it has not and will not exercise its Conversion Rights. Because the record date to vote on the proposals set forth in the proxy statement included in the Registration Statement on Form S-4 filed by Pantheon Arizona with the U.S. Securities Exchange Commission (the “Proxy Statement”) has passed, Buyer would not be entitled to vote the Shares at the shareholders meeting contemplated by the Proxy Statement. Accordingly, solely with respect to the vote for the Acquisition and related proposals as set forth in the Proxy Statement, each Seller hereby irrevocably appoints Mark D. Chen, with full power of substitution, to the full extent of such Seller’s rights with respect to the Shares (and any and all other Shares or securities or rights issued or issuable in respect thereof) to vote in such manner as each such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise act (including without limitation pursuant to written consent) with respect to all the Shares sold hereunder which such Seller is entitled to vote at any meeting of stockholders (whether annual or special and whether or not an adjourned meeting) of Pantheon held on or prior to June 30, 2009. This proxy is coupled with an interest in the Shares and is irrevocable. The execution of this Agreement shall revoke, without further action, all prior proxies granted by the Sellers at any time with respect to such Shares (and any such other Shares or other securities) and no subsequent proxies will be given (and if given will be deemed not to be effective) with respect thereto by the Sellers.

2.1 Closing. The closing of the purchase of the Shares (“Closing”) by Buyer will occur on or before June 30, 2009, but in no event may the Closing be later than the date the Buyer’s Trust Account is liquidated in connection with the consummation of the Acquisition (the “Closing Date”). The Closing shall be effected delivery versus payment via the Depository Trust Company. It shall be a condition to the obligation of Buyer on the one hand and the Sellers on the other hand, to consummate the transfer of the Shares contemplated hereunder that the other party’s representations and warranties are true and correct on the Closing Date with the same effect as though made on such date, unless waived in writing by the party to whom such representations and warranties are made.

2.2 At or before the Closing, the Sellers shall deliver or cause to be delivered to Buyer appropriate instructions for book entry transfer of ownership of the Shares from the Sellers to Buyer. In addition, within two business days of the date of this Agreement, the Sellers shall provide the Buyer with a true and correct copy of the voting information form with respect to the Shares held by the Sellers indicating the financial institution through which such shares are held and the control number provided by Broadridge Financial Solutions regarding the voting of such Shares or written confirmation of such information as would appear on the voting information form.

2.3 At or before the Closing, Buyer shall deliver or cause to be delivered to the Sellers payment by wire transfer of immediately available funds the Aggregate Purchase Price in accordance with Section 1 of this Agreement.

2.4 In the event payment of the Aggregate Purchase Price has not been received on July 2, 2009, then commencing on July 3, 2009 Buyer shall pay to the Sellers in immediately available funds an amount equal to the lesser of (i) 3.0% of the Aggregate Purchase Price per month (pro-rated on a daily basis based on the date when payment is required and the date such payment is made) or (ii) the highest lawful rate, for each Share held by the Sellers from the date such payment was required to be made through the date such payment is actually made.

3. Representations and Warranties of the Sellers.

3.1 Each Seller hereby represents and warrants to Buyer on the date hereof and on the date of the Closing that:

(a) Sophisticated Seller. The Seller is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares to Buyer.

(b) Independent Investigation. The Seller, in making the decision to sell the Shares to Buyer, has not relied upon any oral or written representations or assurances from Pantheon, Pantheon Arizona, or any of their officers, directors or employees or any other representatives or agents of Buyer or Pantheon Arizona, except as are contained in this Agreement. The Seller has had access to and reviewed all of the filings made by Pantheon and Pantheon Arizona with the United States Securities and Exchange Commission (the “SEC”), pursuant to the Exchange Act and the Securities Act of 1933 (the “Securities Act”), in each case to the extent available publicly accessible via the SEC’s Electronic Data Gathering, Analysis and Retrieval system.

(c) Authority; No Conflicts. This Agreement has been validly authorized, executed and delivered by the Seller and, assuming the due authorization, execution and delivery thereof by Buyer, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by the Seller does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which the Seller is a party which would prevent the Seller from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which the Seller is subject.

(d) No Legal Advice from Buyer. The Seller acknowledges that he has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with the Seller’s own legal counsel and investment and tax advisors. The Seller is relying solely on such counsel and advisors and not on any statements or representations of Buyer or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by this Agreement.

4. Representations and Warranties of Buyer.

4.1 Buyer hereby represents to the Sellers that:

(a) Sophisticated Buyer. The Buyer is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares by the Sellers.

(b) Independent Investigation. Buyer, in making the decision to purchase the Shares from the Sellers, has not relied upon any oral or written representations or assurances from the Sellers or any of their respective officers, directors, partners or employees or any other representatives or agents of the Sellers, except as are contained in this Agreement.

(c) Authority. This Agreement has been validly authorized, executed and delivered by Buyer and, assuming the due authorization, execution and delivery thereof by each Seller, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Buyer does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Buyer is a party which would prevent Buyer from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Buyer is subject.

(d) Trust Account. Buyer confirms that (i) at least $28,858,647 is held in the Trust Account and (ii) it is not aware of any outstanding liabilities that are not subject to an effective waiver of claims against the Trust Account, except those liabilities listed as “unwaived” as set forth on the Schedule of Liabilities attached to the Put and Call Agreement.

(e) Irrevocable Instructions to Continental. Buyer has delivered the Irrevocable Instructions attached as Annex 1 to Continental requiring that no funds be released from the Trust Account unless all amounts due to the Sellers are paid prior to release to Buyer or any other party and Continental has acknowledged and agreed to such Irrevocable Instructions. Buyer agrees that it will not enter into an agreement for a replacement of Continental as trustee in connection with the Trust Account unless and until Buyer, such substitute trustee, and any other required signatory shall first deliver to the Sellers fully executed Irrevocable Instructions substantially in the form attached as Annex 1 hereto.

5. Put and Call Agreement. Provided that the representations and warranties made by Buyer in Section 4.1 hereof are true and correct on the date of the stockholder meeting in connection with the approval of the Acquisition with the same effect as though made on such date and Buyer has complied in all material respects with its obligations set forth in this Agreement through such date, each Seller agrees not to exercise its put option rights pursuant to the Put and Call Agreement, and, provided that all of Buyer’s obligations hereunder are performed in full, waives any and all claims against Modern, Buyer and Mark D. Chen it may have now and in the future arising out of any obligations Modern has under the Put and Call Agreement. Except as explicitly stated in the foregoing, the terms and conditions of the Put and Call Agreement shall remain in full force and effect.

6. Indemnification. Buyer hereby agrees to indemnify and hold harmless each Seller and each of its partners, principals, members, officers, directors, employees, agents, representatives and affiliated or managed funds from and against any and all losses, claims, damages, liabilities and expenses, joint or several, of any kind or nature whatsoever, and any and all actions, inquiries, proceedings and investigations in respect thereof, whether pending or threatened, to which any such party may become subject, arising in any manner out of or in connection with this Agreement or the transactions contemplated herein to the fullest extent permitted under applicable law, regardless of whether any of such parties is a party hereto, and immediately upon request reimburse such party for such party’s reasonable legal and other expenses as they are incurred in connection with investigating, preparing, defending, paying, settling or compromising any such action, inquiry, proceeding or investigation (including, without limitation, usual and customary per diem compensation for any such party’s involvement in discovery proceedings or testimony); provided that Buyer shall not be liable for any such loss, liability, claim, damage or expense resulting from actions taken by such Seller in bad faith or as a result of its gross negligence or willful misconduct.

7. Expenses. Buyer shall pay not later than the Closing the legal fees and expenses of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Sellers, in the amount of $5,000.

8. Termination. Notwithstanding any provision in this Agreement to the contrary, this Agreement shall become null and void and of no force and effect upon the earlier of (a) the termination of the Transaction Agreements prior to the consummation of the transactions contemplated thereby and (b) 11:59 p.m. eastern standard time on June 30, 2009 if the Acquisition has not been consummated by such date.

9. Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile transmission, and any such executed facsimile copy shall be treated as an original.

10. Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum and irrevocably waive trial by jury.

11. Remedies. Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law. It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement.

12. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. This Agreement shall not be assigned by either party without the prior written consent of the other party hereto.

13. Amendments. Neither this Agreement nor any provision hereof may be changed or amended orally, but only by an agreement in writing signed by the other party hereto.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

PANTHEON CHINA ACQUISITION CORP.

By: /s/ Mark D. Chen
Name: Mark D. Chen
Title: Chief Executive Officer and President

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.
By: Victory Park Capital Advisors, LLC, its investment manager

By: /s/ Scott R. Zemnick
Name: Scott R. Zemnick
Title: General Counsel

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.
By: Victory Park Capital Advisors, LLC, its investment manager

By: /s/ Scott R. Zemnick
Name: Scott R. Zemnick
Title: General Counsel

Address (both):
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606

Purchase Price Per Share: $5.99

Number of Shares: 2,273,700

Aggregate Purchase Price: $13,619,463.00

ANNEX 1

PANTHEON CHINA ACQUISITION CORP.
IRREVOCABLE INSTRUCTIONS – FUNDS RELEASE

TO:	Continental Stock Transfer & Trust Company 17 Battery Place New York, NY 10004 Attn: Steven G. Nelson

Re: Trust Account No.: A/C #

Gentlemen:

Pantheon China Acquisition Corp. (the “Company”) is providing these irrevocable instructions to you in connection with the above-described Trust Account established in connection with and pursuant to an Investment Management Trust Agreement dated as of December 14, 2006 between the Company and Continental Stock Transfer & Trust Company as Trustee (the “Trust Agreement”). Capitalized terms used herein shall have the meanings ascribed thereto in the Trust Agreement.

In the event the Company delivers to you a Termination Letter substantially in the form of Exhibit A to the Trust Agreement, in addition to the other documents required to be delivered pursuant to Exhibit A to the Trust Agreement, then on the date the Company liquidates its trust account, you are irrevocably instructed by the Company to deliver from the Trust Account an amount equal to an aggregate of $27,238,920.01 (the “Aggregate Amount”) in consideration for the delivery (through the DWAC System to the Company’s account) of an aggregate of 4,547,399 shares of the Company’s common stock beneficially owned by Victory Park Credit Opportunities Master Fund, Ltd., Victory Park Special Situations Master Fund, Ltd. and YA Global Investments, L.P. (collectively, the “Investors”) which shall be distributed to such Investors in the amounts indicated on Schedule A hereto prior to the release of any funds from the Trust Account to the Company or any other third party. Such amounts shall be delivered to the Investors in accordance with the bank wire instructions delivered to you by each of the Investors. To the extent there is less than the Aggregate Amount remaining in the Trust Account upon distribution to the Investors, then such lesser amount shall be allocated to the Investors pari passu.

The funds distribution described above is for the benefit of the Investors, who are made third party beneficiaries of these irrevocable instructions with rights of enforcement.

Kindly acknowledge where indicated below, your receipt and understanding of these instructions and return a copy to Loeb & Loeb LLP, Attention Giovanni Caruso, Phone: 212 407-4866 and Fax: 212 937-3943 and Mintz Levin Cohn Ferris Glovsky and Popeo, PC, 666 Third Avenue, New York, New York 10017, attention: Jeffrey P. Schultz, Esq., Fax Number: (212) 983-3115; Phone Number: (212) 935-3000.

A facsimile signed and electronically delivered copy of this letter shall be deemed an original.

Very truly yours,

PANTHEON CHINA ACQUISITION CORP.

By:
Name:
Title:

Acknowledged and Agreed:

CONTINENTAL STOCK TRANSFER &
TRUST COMPANY

By:
Name:
Title:

SCHEDULE A

Victory Park Credit Opportunities Master Fund, Ltd.	$11,031,184.00
Victory Park Special Situations Master Fund, Ltd.	$2,588,279.00
YA Global Investments, L.P.	$13,619,457.01
TOTAL	$27,238,920.01